Filed by Trikon Technologies, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Trikon Technologies, Inc.

Commission File No.: 000-26482

This filing contains portions of a conference call that was held by management of Trikon Technologies Inc. on May 9, 2005 that relate to the proposed transactions pursuant to the terms of that certain Agreement and Plan of Merger, dated March 14, 2005, by and among Trikon Technologies, Inc., Aviza Technology, Inc., New Athletics, Inc. (“Newco”), Baseball Acquisition Corp. I, a wholly owned subsidiary of Newco, and Baseball Acquisition Corp. II, a wholly owned subsidiary of Newco.

CORPORATE PARTICIPANTS

Martyn Tuffery

Trikon Technologies - Acting CFO

John Macneil

Trikon Technologies - CEO

CONFERENCE CALL PARTICIPANTS

Avinash Kant

Adams Harkness, Inc. - Analyst

Donald Freemark

Freemark-Blair - Analyst

Martyn Tuffery - Trikon Technologies - Acting CFO

Good morning and thank you for joining us today. I am Martyn Tuffery, Acting Chief Financial Officer at Trikon, and with me on this call is John Macneil, our Chief Executive Officer. During this call, John and I may make forward-looking statements. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those stated in this call.

Such forward-looking statements or comments include or relate to, but are not limited to, Trikon’s business strategy, Trikon’s ability to generate revenue from system shipments, customer acceptance of Trikon’s products, future license revenue from our joint development agreement with Aviza, Trikon’s sales prospects in Asia, future costs and expenses, Trikon’s ongoing improvement in manufacturing quality and efficiency, the anticipation of a growing market for Trikon’s deep silicon etching tools, the timing and contents of Trikon’s anticipated restatement, and the timing of filing and the contents of the new athletics registration statement.

These forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially. Some of the risks and uncertainties include, but are not limited to, the economic conditions within the semiconductor [inaudible] equipment industry, unpredictable demand for Trikon’s products and services, reliance on a limited number of customers who account for a large portion of Trikon’s business, the risk that deferred revenue and order backlog may not be indicative of future net sales, the general uncertainty in its served market places and potential internal regulatory and third-party scrutiny of Trikon’s financial statements that may necessitate further restatements.

These factors are not intended to represent a complete list of all risks and uncertainties inherent in Trikon’s business and should be read in conjunction with the more detailed cautionary statements included in Trikon’s SEC reports including, without limitation, its annual report on Form 10-K, quarterly reports on Form 10-Q, and current reports on form 8-K. Before I provide more detailed comments John will first provide some introductory comments. John.

John Macneil - Trikon Technologies - CEO

[Omitted portions]

As you know, during the quarter, we announced an agreement to merge with Aviza Technologies, Inc. While our focus [on this call] will not be on that transaction, let me say that Trikon hopes to complete its restatement in approximately three to four weeks. And immediately thereafter, proceed with the filing by New Athletics, Inc., of the registration statement in connection with our proposed merger. This filing will contain information that many of you are surely looking for relating to the merger. Until then, I can assure you that Trikon remains firmly committed to the merger. Trikon and Aviza also intend to extend the date on which either party may terminate the merger agreement to accommodate any delay caused by the restatement and we continue to work together pursuant to our previously announced joint development agreement.

[Omitted portions]

QUESTION AND ANSWER

[Omitted portions]

Avinash Kant - Adams Harkness, Inc. - Analyst

Had a few questions actually. The first one was, you did say that you might expend — that both Aviza and Trikon might extend the time for the merger to be completed. Now, what’s that anticipated time line, at this point, for the merger to be completed?

John Macneil - Trikon Technologies - CEO

In terms of the current drop-dead date on the merger agreement is the end of September. I mean, since this restatement is — was unexpected, unplanned for when we entered into the merger agreement in the middle of March, both parties thought it would be wise to actually — to explore the possibility of extending it. We haven’t defined a date yet and we’ll be looking into that over the next few days. So there — we haven’t found a date yet but both party agree that if required we will extend beyond the end of September.

Avinash Kant - Adams Harkness, Inc. - Analyst

And may I know, what’s the reason behind the restatements? Who suggest this one? Was it your auditors or did your auditors or did the company choose to do that because of the pending merger?

John Macneil - Trikon Technologies - CEO

The company chose to do it because — well, yeah, the company chose to do it, really it was — as a consequence of going through some of the preparations for the merger.

[Omitted portions]

Avinash Kant - Adams Harkness, Inc. - Analyst

So [the merger] might not close in Q3 then, now right? It might close in Q4 then.

John Macneil - Trikon Technologies - CEO

Certainly we are working towards closing the merger transaction or getting to completion as fast as practically possible. This was an unexpected event and I think it’s only prudent to consider the down sides of this restatement, I mean, the time and effort that will be required to make the restatement. Certainly, I would very much like to try to bring this to conclusion as fast as practically possible and that would be during Q3 but, but there can be no guarantees we can do it in that, in that time period. Perfect.

[Omitted portions]

Donald Freemark - Freemark-Blair - Analyst

If I read it right the largest shareholder of your merger partner owns a preferred. My question is, in the planned merger will there be a preferred in the capitalization?

John Macneil - Trikon Technologies - CEO

I’m — I must confess I’m — I can’t give you — I cannot recall the details, so I’m afraid I can’t answer that.

Donald Freemark - Freemark-Blair - Analyst

Maybe I can get back to you off-line.

John Macneil - Trikon Technologies - CEO

Yes, perhaps. I don’t have the details in front of me regarding that, how it’s treated in the, in the — in the S-4. You know, clearly once the S-4 is out there, that will be public information how that’s going to be treated going forward. I can’t recall at this point in time what is answer is I’m afraid.

Donald Freemark - Freemark-Blair - Analyst

Obviously it’s important to all of us here and all of you that own common stock, if, in fact, after the merger the largest shareholder will have a preferential position.

John Macneil - Trikon Technologies - CEO

No, I fully appreciate that, and I’m sure that will be — that will be obviously in the S-4 document, so that will be public domain information in the not too distant future.

Donald Freemark - Freemark-Blair - Analyst

Okay. Do you have any guess as to how long that S-4 will take?

John Macneil - Trikon Technologies - CEO

Well, we’re giving ourselves three to four weeks to do the restatement, then as soon as prac — and certainly in parallel with the restatement we’ve done a lot of work on the S-4, so I would say it’ll occur shortly after our restatement.

Additional Information and Where to Find It:

New Athletics, Inc. intends to file with the Securities and Exchange Commission a registration statement and other relevant documents in connection with the proposed merger transaction involving Aviza Technology, Inc. and Trikon Technologies, Inc. Investors and security holders of Trikon are urged to read the proxy statement that will be contained in the registration statement filed by New Athletics and the other relevant documents when they become available because they will contain important information about New Athletics, Aviza and Trikon and the proposed merger transaction. Investors and security holders of Trikon may obtain free copies of the proxy statement and the other relevant documents filed with the Securities and Exchange Commission (when they become available) at the Securities and Exchange Commission’s website at http://www.sec.gov and may also obtain free copies of the proxy statement (when it becomes available) by writing to Trikon Technologies, Inc., Ringland Way, Newport, South Wales NP18 2TA, United Kingdom, Attention: Investor Relations. Information regarding the identity of persons who may, under the Securities and Exchange Commission’s rules, be deemed to be participants in the solicitation of shareholders of Trikon in connection with the proposed transaction, and their interests in the solicitation, will be set forth in the registration statement that will be filed by New Athletics with the Securities and Exchange Commission.